New Providence Acquisition Corp.

6500 Riverplace Blvd.

Bld. 1, Suite 450

Austin, TX 78730

August 23, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549

Re:	New Providence Acquisition Corp. Draft Registration Statement on Form S-1 Confidentially submitted on June 27, 2019 CIK No. 1780312

Ladies and Gentlemen:

This letter sets forth responses of New Providence Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 24, 2019 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so filed. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted on June 27, 2019

Cover Page

1.	Staff’s Comment: Please revise to disclose that the per-share price at which you will redeem your public shares upon the completion of an initial business combination, or if you are unable to complete an initial business combination, will be equal to the aggregate amount then on deposit in the trust account, including unreleased interest, divided by the number of then outstanding public shares. In this regard we note your disclosure on page 81 under the heading Proposed Business—Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus accordingly.

On Business Combination Process, page 4

2.	Staff’s Comment: Disclosure on pages 5 and 73 indicates that if you engage in a business combination with a company that is affiliated with your sponsor, officers or directors, you will obtain an opinion that the transaction is fair to your company from a financial point of view. Please clarify here, and wherever similar disclosure appears, whether you would seek an opinion that the transaction in these circumstances is fair to your stockholders from a financial point of view, as suggested in the risk factor “We may engage in an initial business combination with one or more target businesses . . .” beginning on page 42.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement consistent with the Staff’s request.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Staff’s Comment: The independent accountant disclosed that they conducted their audit in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Please delete the reference to the auditing standards generally accepted in the United States of America. Please refer to AS 3101.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the report of Marcum LLP has been revised accordingly in the Registration Statement.

General

4.	Staff’s Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that no written communications have been presented in reliance on Section 5(d) of the Securities Act to potential investors to date. The Company acknowledges the Staff’s comment and will provide copies of such communication to the extent they are used prior to the offering.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Alexander Coleman
Alexander Coleman

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

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